SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                               AZONIC CORPORATION
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                                (Name of Issuer)


                                     COMMON
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                         (Title of Class of Securities)



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                                 (CUSIP Number)


                          INFINITY CAPITAL GROUP, INC.
                             7 Dey Street, Suite 900
                               New York, NY 10007
                               Phone: 212-962-4400
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                October 15, 2003
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 7 Pages)

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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


Infinity Capital Group, Inc.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

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3    SEC USE ONLY



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4    SOURCE OF FUNDS*


WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



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6    CITIZENSHIP OR PLACE OF ORGANIZATION


MD
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               7    SOLE VOTING POWER

  NUMBER OF
                    4,500,000
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          None
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                     4,500,000
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,500,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


75%
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14   TYPE OF REPORTING PERSON*


CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



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Item 1.  Security and Issuer.

This schedule relates to the acquisition of beneficial ownership of Common Stock of Azonic Corporation (hereinafter the "Company"), whose principal place of business is located at 7 Dey Street, Suite 900, New York, NY 10007, of which Reporting Person purchased 4,500,000 shares of common stock from Carriage House Capital on October 15, 2003. Such shares, and the shares to be issued in the consumation of the Plan and Agreement of Reorganization are the subject of this report.
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Item 2. Identity and Background.

     (a)       Name:  Infinity Capital Group, Inc. ("Reporting Person")

               The following people are the officers and the Directors of Infinity Capital Group, Inc.:

               GREG LABORDE, Chairman & CEO

               Mr. Laborde has over 17 years of experience on Wall Street in areas of investment banking, trading and sales and financial consulting. Starting from 1986, Mr. Laborde worked in corporate finance at a number of New York City based investment banks including Drexel Burnham Lambert, Lehman Brothers, Gruntal & Co. and Whale Securities. During his Wall Street tenure, Mr. Laborde was involved in over 20 public and private financing transactions totaling over 100 million dollars. In 1999, he founded and took public Origin Investment Group, a Business Development Company that was involved in investing in IT related business. In later December 2001, Origin completed a merger with International Wireless, Inc., a private company involved in developing visual intelligence software solutions for wireless and mobile devices. Mr. Laborde holds a Bachelor's Degree of Science from Lafayette College. Mr. Laborde is 39 years old. Mr. Laborde has been the CEO, President and Director of Azonic since October 2003.


               KARL NELSON, Vice President, Marketing & Business Development

               Mr. Nelson worked on Wall Street from 1985 to 1994 in the areas of investment banking, sales and trading with firms including Lehman Brothers, Shearson, Gruntal & Rosenkrantz & Co. His experience in investment banking included helping bring public numerous emerging market and biopharmaceutical companies through private placements and IPO's.

               Mr. Nelson has eight years experience in the Telecom Industry, with six years as President and Founder of International Service Group Inc. (ISG). ISG was a company that developed international voice communications routes in Africa and Asia as well as a "214" licensed switched based reseller of wholesale minutes. International Service Group Inc. set up Cisco based telecom infrastructure in various countries, via satellite and local earthstations, voice traffic was sent from the U.S to these countries.

               ISG sold their bandwidth to both wholesale and retail telecom providers including the largest multi national telecom providers down to prepaid calling card providers. Mr. Nelson's responsibilities included marketing both to the wholesale and retail markets via many different media outlets including flyers, newspapers, magazines, subway advertisement, retail sales outlets, private labeling, and other joint venture advertising. Sales revenue increased from $50,000 to $2.1 million over a seven year period.

               Mr. Nelson attended Dartmouth College.

     (b)        Address:  7 Dey Street, Suite 900, New York, NY  10007

     (c)        Occupation:  Capital formation firm

     (d) The reporting person nor its officers, directors, or principals have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations.)

     (e) The reporting person has not, during the last five years, been subject to or party to a civil proceeding regarding any violation of state or federal securities laws, nor has any judgment, decree, or order of any type been entered against reporting person.

     (f)        Citizenship:  USA

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Item 3.  Source and Amount of Funds or Other Consideration.


Infinity Capital borrowed the funds from its principal shareholders as capital.

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Item 4.  Purpose of Transaction.

The ownership which is the subject of this Schedule was acquired by Reporting Person for the purpose of acquiring control of a public company to build a business or acquire a business. Other than the transaction for which this report is filed, Reporting Person has no further specific plans which relate to or would result in any of the following.

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company except for the instant transaction, except that reporting person is seeking an acquisition.

     (b) Any extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) Reporting person is aware of the announced change of directors, Notice of which is to be sent to shareholders on a Schedule 14f Notice pursuant to the Securities & Exchange Act of 1934;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Reporting Person is aware of no further acquisition of control by anyone at this date;

     (g) Changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; provided, however, that the Reporting Person may exercise as yet ungranted options to acquire Common Stock of the Company in his discre-tion, which exercise may have the effect of impairing or imped-ing the acquisition of control by a third party;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934; or

     (j)        Not applicable


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Item 5.  Interest in Securities of the Issuer.

     (a) As of the date of the filing of this Schedule, Reporting Person is deemed to beneficially own 4,500,000 shares of Common Stock of the Company, representing 75% of the issued and outstanding Common Stock. Prior to the share exchange transaction, Reporting Person owned no shares of registrant.

     (b) Reporting Person has sole power to vote and dispose of 4,500,000 shares of common stock of Registrant which constitute 75% of the issued and outstanding shares as of this date.

     (c)       None

     (d)       Not Applicable

     (e)       Not Applicable

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


There are no other contracts, arrangements, understandings, or relationships of the type required to be disclosed under this Item between the Reporting Person and any other person, except as described in this Report.
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Item 7. Material to be Filed as Exhibits.


10.1    Share Purchase Agreement
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

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        July 16, 2004
                                        ----------------------------------------
                                                         (Date)

                                        INFINITY CAPITAL GROUP, INC.


                                        By:
                                           -------------------------------------
                                                       (Signature)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).